HUSSMAN
  FUNDS                                                 Hussman Investment Trust
                                                            Shareholder Services
                                                                  P.O. Box 46707
                                                       Cincinnati, OH 45246-0707
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                                                                 Filed via EDGAR
                                                                 ---------------

September 4, 2009



U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re:   Hussman Investment Trust (the "Trust")
      File Nos. 811-09911; 333-35342
      Response to Comments on Post-Effective Amendment No. 11 on Form N-1A


Ladies and Gentlemen:

      Mrs. Patricia Williams of the Commission's staff recently contacted us to provide comments on Post-Effective Amendment No. 11 to the Trust's registration statement on Form N-1A. The following are the comments provided and the Trust's response to each:

      1. The biographical information and photographs of the portfolio managers on page 2 of the Prospectus should be moved to follow the Risk/Return Summary section [see Form N-1A General Instruction C.3.(a)].

RESPONSE: The biographical information and photographs of the portfolio managers will be moved to follow the Risk/Return Summary section of the Prospectus.

      2. The first sentence of "What are the Fund's Principal Investment Strategies?" on page 3 of the Prospectus indicates that Hussman Strategic International Equity Fund is designed for investors who "want to reduce their exposure to market risk in conditions that have historically been unfavorable for foreign stocks." Disclose how this is achieved.

RESPONSE: The reference to "exposure to market risk" in this sentence will be revised to "exposure to general market fluctuations." As disclosed later in that same paragraph of the Prospectus, Hussman Strategic International Equity Fund will reduce exposure to general market fluctuations or to market fluctuations within a specific country or geographic region in conditions that have historically been unfavorable for foreign stocks through the use of swaps, index options and index futures.

      3. Add risks for foreign securities, emerging market investments and small capitalization securities to "What are the Principal Risks of Investing in the Fund?" beginning on page 4 of the Prospectus.

RESPONSE: Risks for foreign securities, which are currently disclosed in the "Investment Objective, Strategies and Related Risks" section of the Prospectus, will be moved to "What are the Principal Risks of Investing in the Fund?" in the Risk/Return Summary. Investments in emerging markets and in small capitalization securities are not principal investment strategies of the Fund and the risks of such investments are therefore not required to be disclosed in the Risk/Return Summary.


            We acknowledge that:

o the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Thank  you  for  your  comments.   Please   contact  the   undersigned  at
513/587-3403 if you have any questions.


Very truly yours,

/s/ John F. Splain

John F. Splain
Secretary